FOR IMMEDIATE RELEASE                                 Contact: Kent A. McKee
October 16, 1996                                              (901) 753-3208


                       MUELLER INDUSTRIES, INC. ANNOUNCES
                 THIRD QUARTER EARNINGS INCREASED BY 39 PERCENT

     Memphis, TN  -  Mueller Industries, Inc. (NYSE  MLI) today reported a
39 percent increase in net income for the third quarter of 1996 compared with the same quarter of 1995. Gross profit, operating income, net income, and earnings per share all reached record levels. Earnings for the third quarter of 1996 were $16.2 million, or 83 cents per share, compared to earnings of $11.6 million, or 60 cents per share, for the same quarter of 1995. Average shares outstanding totaled 19,520,000 in 1996 and 19,263,000 in 1995.

     Product shipments totaled 113.1 million pounds in the third quarter of 1996, or 24 percent more than in the same period of 1995. Net sales for the third quarter were $176.0 million in 1996 compared to $171.5 million in 1995. During the third quarter period, the average COMEX copper price was 91 cents per pound in 1996 and $1.36 per pound in 1995. This reduction in the average COMEX copper price affected the dollar amount of net sales; however, as noted above, unit sales substantially increased.

     For the first nine-months of 1996, the Company posted earnings of $43.4 million, or $2.23 per share, on net sales of $546.1 million. For the comparable nine-month period in 1995, earnings were $32.3 million, or $1.69 per share, on net sales of $524.7 million.

     Harvey L. Karp, Chairman, stated, "Mueller's manufacturing operations continue to show excellent improvement. The improvement, in part, reflects increased yield and productivity at our plants as we continue to realize incremental benefits from our $100 million investment in major capital improvements. Further implementation and refinement of these capital programs should result in additional benefits for the future as we satisfy the continuing strong demand for our products."

     Mueller Industries, Inc. is a leading and diversified fabricator whose products include copper tube and fittings; brass and copper alloy rods, bars and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; and refrigeration valves, driers and flare fittings. The Company also owns a short line railroad in Utah, a placer gold mining operation in Alaska, and other natural resource properties.












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
                            MUELLER INDUSTRIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)
                     (In thousands, except per share data)

                                                    For the Quarter Ended
                                                September 28,    September 30,
                                                    1996             1995
Net sales                                       $    175,991     $    171,549

Costs of goods sold                                  133,204          137,410
Depreciation and amortization                          4,697            4,098
Selling, general, and administrative expense          12,809           13,011
                                                 -----------      -----------

Operating income                                      25,281           17,030
Interest expense                                      (1,400)            (820)
Environmental reserves                                (1,945)            (955)
Other income, net                                      1,424            1,736
                                                 -----------      -----------

Income before income taxes                            23,360           16,991
Income tax expense                                    (7,178)          (5,386)
                                                 -----------      -----------

Net income                                      $     16,182     $     11,605
                                                 ===========      ===========


Net income per share:

   Primary:
      Average shares outstanding                      19,520           19,263
      Net income                                $       0.83     $       0.60
                                                 ===========      ===========

   Fully diluted:
      Average shares outstanding                      19,550           19,263
      Net income                                $       0.83     $       0.60
                                                 ===========      ===========















                            MUELLER INDUSTRIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)
                     (In thousands, except per share data)

                                                  For the Nine-Months Ended
                                                September 28,    September 30,
                                                    1996             1995
Net sales                                       $    546,063     $    524,699

Costs of goods sold                                  426,272          427,557
Depreciation and amortization                         13,718           11,507
Selling, general, and administrative expense          41,632           38,387
                                                 -----------      -----------

Operating income                                      64,441           47,248
Interest expense                                      (4,113)          (3,331)
Environmental reserves                                (1,945)            (955)
Other income (expense), net                            4,364            4,311
                                                 -----------      -----------
Income before income taxes                            62,747           47,273
Income tax expense                                   (19,376)         (14,955)
                                                 -----------      -----------
Net income                                      $     43,371     $     32,318
                                                 ===========      ===========


Net income per share:

   Primary:
      Average shares outstanding                      19,477           19,115
      Net income                                $       2.23     $       1.69
                                                 ===========      ===========

   Fully diluted:
      Average shares outstanding                      19,534           19,256
      Net income                                $       2.22     $       1.68
                                                 ===========      ===========

















                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (Unaudited)
                    (In thousands, except per share data)
                                     September 28, 1996     December 30, 1995
ASSETS
Cash and cash equivalents                $   77,528              $   48,357
Accounts receivable, net                    104,468                  83,712
Inventories                                  69,692                  66,360
Other current assets                         12,882                  12,609
                                          ---------               ---------

    Total current assets                    264,570                 211,038

Property, plant and equipment, net          221,171                 221,012
Other assets                                 16,681                  18,785
                                          ---------               ---------

                                         $  502,422              $  450,835
                                          =========               =========



LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $   15,234              $   16,249
Accounts payable                             22,069                  16,931
Other current liabilities                    45,032                  34,704
                                          ---------               ---------

    Total current liabilities                82,335                  67,884

Long-term debt                               51,327                  59,653
Other noncurrent liabilities                 37,800                  37,423
                                          ---------               ---------


    Total liabilities                       171,462                 164,960

Minority interest in subsidiaries               459                       -

Stockholders' equity                        330,501                 285,875
                                          ---------               ---------


                                         $  502,422              $  450,835
                                          =========               =========








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